[Dialogic Letterhead]

June 21, 2012

VIA FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Gabriel Eckstein

Maryse Mills-Apenteng

Re:	Dialogic Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on June 11, 2012

File No. 001-33391

Dear Mr. Eckstein:

Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, is Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) of Dialogic Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2012. The enclosed copy of Amendment No. 1 is marked to show changes from the corresponding items of the Preliminary Proxy Statement as originally filed.

Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 19, 2012 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments and Company Responses

General

1. Please include a Form of Proxy marked “preliminary” with your revised preliminary proxy statement. Refer to Exchange Act Rule 14a-6(a).

The Company acknowledges the Staff’s comment and has included a Form of Proxy marked “preliminary” with Amendment No. 1.

www.dialogic.com	Dialogic Inc.
1504 McCarthy Boulevard, Milpitas, CA 95035 Phone : 408-750-9400

[Dialogic Letterhead]

Proposal No. 2. Approval of the Issuance of Equity Securities in Connection with Debt Restructuring, page 19

2. Under a separate caption in Proposal 2, please disclose the consequences should you fail to obtain shareholder approval. Likewise your discussion on page 30 regarding failure to obtain approval of Proposal 3 should appear under a separate caption.

The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at pages 24 and 28.

Proposal No. 3. Approval of Private Placement of Equity Securities, page 25

3. Refer to the first full paragraph on page 26. Please disclose the number of shares of common stock issuable upon conversion of the convertible notes, including the number of shares subject to the Notes held by Term Lenders.

The Company acknowledges the Staff’s comment and has added the requested disclosure to Amendment No. 1 at page 26.

**********

The Company respectfully requests the Commission’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 1-514-832-3577.

Sincerely,

Dialogic Inc.

/s/ Anthony Housefather

Anthony Housefather

Executive Vice President, Corporate Affairs and General Counsel

Enclosures

cc: Jim Fulton, Cooley LLP

www.dialogic.com	Dialogic Inc.
1504 McCarthy Boulevard, Milpitas, CA 95035 Phone : 408-750-9400